                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]
    For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]
    For the transition period from _____ to _____

Commission file number 1-1105

                        LIBERTY MEDIA 401(k) SAVINGS PLAN
                        ---------------------------------
                            (Full title of the Plan)

                                   AT&T CORP.
              ----------------------------------------------------
              (Issuer of the securities held pursuant to the Plan)

                                 9197 S. Peoria
                            Englewood, Colorado 80112
                   -------------------------------------------
                   (Address of its principal executive office)

REQUIRED INFORMATION

Financial Statements:                                                                      Page No.
                                                                                           --------

   Independent Auditors' Report                                                                1

   Statements of Net Assets Available
      for Participant Benefits,
      December 31, 2000 and 1999                                                               2

   Statement of Changes in Net Assets
      Available for Participant Benefits,
      Year ended December 31, 2000                                                             3

   Statement of Changes in Net Assets
      Available for Participant Benefits,
      Period from inception (March 2, 1999) to
         December 31, 1999                                                                     4

   Notes to Financial Statements,
      December 31, 2000                                                                        5

   Schedule 1 - Schedule of Assets
      Held for Investment Purposes, December 31, 2000                                          9

   Schedule 2 - Reportable Transactions, Year ended
      December 31, 2000                                                                       10

Exhibit -

   23-Consent of KPMG LLP

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       LIBERTY MEDIA 401(k) SAVINGS PLAN
                                                (Name of Plan)

                                       By /s/ Gary S. Howard
                                          ------------------------------
                                          Gary S. Howard
                                          Member of Plan Committee

June 29, 2001

                          Independent Auditors' Report

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for participant benefits for the year ended December 31, 2000 and the period from inception (March 2, 1999) to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for participant benefits for the year ended December 31, 2000 and the period from inception (March 2, 1999) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       KPMG LLP

Denver, Colorado
June 25, 2001

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Statements of Net Assets Available
                            for Participant Benefits

                           December 31, 2000 and 1999

Assets                                                           2000           1999
                                                                -------       -------
                                                                amounts in thousands

Investments, at fair value:
    AT&T Corp. common stock (note 1):
       AT&T Common Stock Fund                                   $ 6,497        19,083
       AT&T Class A Liberty Media Group Common Stock Fund        29,661        56,653
                                                                -------       -------
                                                                 36,158        75,736
                                                                -------       -------

    Mutual Funds:
       Janus Worldwide                                            1,445           829
       Fidelity Magellan                                          2,421         1,835
       Fidelity Equity Income                                     2,955         2,314
       Fidelity Investment Grade Bond                             1,389           895
       Fidelity Retirement Money Market                             450            78
                                                                -------       -------
                                                                  8,660         5,951
                                                                -------       -------
    Participant loans (note 4)                                       10            28
                                                                -------       -------
Net assets available for participant benefits                   $44,828        81,715
                                                                =======       =======

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

                          Year ended December 31, 2000

                                                                       AT&T
                                                                  Class A Liberty
                                                                    Media Group
                                                    Participant    Common Stock
                                                   Directed Funds      Fund           Total
                                                   -------------- ---------------    --------
                                                              amounts in thousands

Contributions:
    Employer                                         $     --           5,395           5,395
    Employee                                            3,428           1,991           5,419
    Rollovers                                             746              --             746
                                                     --------        --------        --------
                                                        4,174           7,386          11,560
                                                     --------        --------        --------

Net investment income (loss):
    Net depreciation of fair value of
       securities                                     (12,618)        (30,394)        (43,012)

    Interest and dividend income                          544              --             544
                                                     --------        --------        --------
                                                      (12,074)        (30,394)        (42,468)
                                                     --------        --------        --------

Total contributions and net investment loss            (7,900)        (23,008)        (30,908)

Interfund transfers                                       150            (150)             --

Administrative expenses                                    --            (202)           (202)

Distributions to participants                          (2,145)         (3,632)         (5,777)
                                                     --------        --------        --------

Decrease in net assets available for
    participant benefits                               (9,895)        (26,992)        (36,887)

Net assets available for participant benefits:

         Beginning of year                             25,062          56,653          81,715
                                                     --------        --------        --------
         End of year                                 $ 15,167          29,661          44,828
                                                     ========        ========        ========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits

           Period from inception (March 2, 1999) to December 31, 1999

                                                                       AT&T
                                                                  Class A Liberty
                                                                    Media Group
                                                    Participant    Common Stock
                                                   Directed Funds      Fund           Total
                                                   -------------- ---------------    --------
                                                              amounts in thousands

Contributions:
    Employer                                         $     --           3,143           3,143
    Employee                                            2,323           1,006           3,329
    Rollovers                                             275              --             275
    Transfers from other plans (note 4)                 1,343           1,251           2,594
    Transfers from the TCI 401(k) Stock Plan
       (note 2)                                        32,454          18,010          50,464
                                                     --------        --------        --------
                                                       36,395          23,410          59,805
                                                     --------        --------        --------

Net investment income (loss):
    Net appreciation (depreciation) of fair
       value of securities                               (572)         27,368          26,796

    Interest and dividend income                          268              --             268
                                                     --------        --------        --------
                                                         (304)         27,368          27,064
                                                     --------        --------        --------

Total contributions and net investment income          36,091          50,778          86,869

Interfund transfers                                    (8,161)          8,161              --

Administrative expenses                                   (67)            (16)            (83)

Distributions to participants                          (2,801)         (2,270)         (5,071)
                                                     --------        --------        --------

Increase in net assets available for
    participant benefits                               25,062          56,653          81,715

Net assets available for participant benefits:

         Beginning of period                               --              --              --
                                                     --------        --------        --------
         End of period                               $ 25,062          56,653          81,715
                                                     ========        ========        ========

See accompanying notes to financial statements.

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                                December 31, 2000

(1)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Plan is Liberty Media Corporation ("Liberty"), which is a wholly-owned subsidiary of AT&T Corp.

     Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

     Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Plan in employer securities without regard to any fiduciary requirement to diversify Plan assets. Additionally, the Plan is allowed to invest in non-employer securities.

     Master Trust

     For the period from inception (March 2, 1999) to June 30, 1999 the Plan was a part of a Master Trust agreement with the TCI 401(k) Stock Plan. The Master Trust had no duties, obligations, or responsibilities with respect to the administration of the Plan. The Master Trust maintained separate accounting to reflect the interest of each participating plan of the Master Trust. For the period from July 1, 1999 to September 30, 1999 the Plan was part of a Group Trust agreement with plans sponsored by AT&T Corp. Effective October 1, 1999, the assets of the Plan were transferred out of the AT&T Corp. Group Trust into a separate trust for the benefit of the Plan.

     Investments

     Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The stock funds are unitized funds that are measured in units rather than shares. The unitized stock funds consist mostly of stock with an insignificant amount of cash or cash equivalents. The fair values used for the AT&T Common Stock, par value $1.00 per share and AT&T Class A Liberty Media Group Common Stock, par value $1.00 per share were $17.25 and $13.56 per share, respectively, at December 31, 2000; and $50.81 and $56.81 per share, respectively, at December 31, 1999. The foregoing prices are the closing market prices of the common stocks on those dates. Changes in market values after the Plan's year end are not reflected in the accompanying financial statements.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the "first-in, first-out" method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     Income Taxes

     The Internal Revenue Services has determined and informed Liberty by a letter dated March 1, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

     Plan Expenses

     Any employer contribution amounts forfeited may be used to pay plan expenses. Any additional administrative expenses of the Plan are paid by Liberty.

     New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements is expected to be immaterial.

(2)  Description of the Plan

     The following description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

     Effective March 2, 1999 the Plan was created as a spin-off of the TCI 401(k) Stock Plan. The Plan is a defined contribution plan sponsored by Liberty, which enables participating employees to receive an interest in Liberty and its parent and to receive benefits upon retirement. Employees who are at least 18 years of age and have worked at least three consecutive months are eligible to participate in the Plan. Participants may contribute up to 10% of their compensation, as defined, to the Plan. Liberty makes matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of compensation. Employer contributions are made to the AT&T Class A Liberty Media Group Common Stock Fund. Employee contributions may be made to any investments in the Plan, including the AT&T Class A Liberty Media Group Common Stock Fund. Liberty reserves the right to change the matching contribution amount at any time.

     Forfeitures (due to participants' withdrawal prior to full vesting) are first used to pay Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated $285,000 and $255,000 during 2000 and 1999, respectively. Unused forfeitures aggregated $140,000 and $222,000 at December 31, 2000 and 1999, respectively. Participant contributions are always fully vested.

     As of December 31, 2000, the Plan has seven investment options including five mutual funds and two unitized stock funds: a money market mutual fund, a growth and income mutual fund, a diversified growth mutual fund, an income mutual fund, a growth fund that invests globally, a Liberty Media Group Common Stock Fund, and an AT&T Common Stock Fund. Plan participants may change investment options and contribution percentages on a daily basis. Distributions and other withdrawals are processed on a daily basis.

     Additionally, participants acquire a vested right in employer matching contributions as follows:

                                                            Vesting
                           Years of service                percentage
                           ----------------                ----------

                           Less than 1                          0%
                           1 year                              33%
                           2 years                             66%
                           3 years                            100%

     Although Liberty has not expressed an intent to terminate the Plan, it may do so at any time. The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

                                                                     (continued)

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                          Notes to Financial Statements

(3)  Investments

     The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                   Investment                                             Fair value at
                                   ----------                                             December 31,
                                                                                   --------------------------
                                                                                     2000               1999
                                                                                   --------            ------
                                                                                     amounts in thousands

                 AT&T Common Stock Fund                                            $  6,497            19,083
                 AT&T Liberty Media Group Class A Common Stock Fund                  29,661            56,653
                 Fidelity Magellan                                                    2,421             1,835
                 Fidelity Equity Income                                               2,955             2,314

(4)  Transfers from Other Plans

     During 1999, transfers to the Plan from other plans aggregated $2,594,000.

     On November 30, 1999, the DMX 401(k) Plan was transferred into the Plan. Transfers from the DMX 401(k) Plan aggregated $1,017,000. The transfers from the DMX 401(k) Plan included approximately $28,000 in participant loans, which were grandfathered into the Plan.

     On July 1, 1999, certain participants of the United Artist Entertainment ("UAE") Employee Stock Ownership Plan ("ESOP") were transferred into the Plan. Transfers from the UAE ESOP aggregated $1,577,000.

(5)  Subsequent Events

     Subsequent to December 31, 2000, AT&T Corp. announced the spin-off of the Liberty Media Group and the AT&T Wireless Group ("Wireless") into separate public companies. In connection with the Wireless spin-off, which has been set for July 9, 2001, holders of AT&T common stock, including participants in the Plan, will receive .3218 of a share of Wireless stock for each share of AT&T common stock owned. In connection with the Liberty spin-off, which has been set for August 10, 2001, holders of AT&T Liberty Media Group common stock, including participants in the Plan, will receive one share of newly authorized Liberty Media Corporation common stock for each share of AT&T Liberty Media Group common stock owned.

     Effective May 25, 2001 and as a result of a merger transaction between a subsidiary of Liberty and an unaffiliated third party, a partial plan termination occurred. In connection therewith, employees of such subsidiary, who were active participants in the Plan (the "Subsidiary Employees"), were terminated from the Plan, and a separate retirement plan (the "Subsidiary Plan") was formed for the employees of the subsidiary. The Subsidiary Employees became fully vested in their employer contributions upon their termination from the Plan. Liberty anticipates that the Subsidiary Employees' account balances will be transferred to the Subsidiary Plan during 2001 or 2002.

                                                                      Schedule 1

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000

                             (amounts in thousands)

      Identity of                            Description of investment                   Current
        issuer                                  including par value                       value
      -----------                            -------------------------                   -------

Janus                                Janus Worldwide                                   $      1,445

AT&T Corp.*                          AT&T Common Stock, par value $1.00 per share             6,497

AT&T Corp.*                          AT&T Class A Liberty Media Group Common Stock,
                                     par value $1.00 per share (historical cost basis -
                                     $16,717)                                                29,661

Fidelity                             Fidelity Magellan                                        2,421

Fidelity                             Fidelity Equity Income                                   2,955

Fidelity                             Fidelity Investment Grade Bond                           1,389

Fidelity                             Fidelity Retirement Money Market                           450

Participant loans                    Interest rates ranging from 9.75% to 10%                    10
                                                                                       ------------
                                                                                       $     44,828
                                                                                       ============

*    Denotes party-in-interest

See accompanying independent auditors' report.

                                                                      Schedule 2

                        LIBERTY MEDIA 401(k) SAVINGS PLAN

                       Schedule of Reportable Transactions

                          Year Ended December 31, 2000

                             (amounts in thousands)

 Identity of                     Description                   Purchase         Selling       Cost of         Net gain
party involved                    of asset                      Price            Price         Asset          or (loss)
--------------           --------------------------------   -----------         -------       -------         ---------

AT&T Corp. *             AT&T Class A Liberty Media Group   $     4,813              --         4,813               --
                           Common Stock, par value
                           $1.00 per share

AT&T Corp. *             AT&T Class A Liberty Media Group   $        --           2,396        14,186          (11,790)
                           Common Stock, par value
                           $1.00 per share

Note: All purchases and sales of the securities noted above are included, as we cannot distinguish between participant directed and non-participant directed purchases and sales.

*    Denotes party-in-interest

See accompanying independent auditors' report.

                                  EXHIBIT INDEX

Shown below is the exhibit which is filed as a part of this Report -

         23-Consent of KPMG LLP